EXHIBIT 99.7

FORM OF LETTER TO NOTEHOLDERS AND WARRANTHOLDERS
S&W SEED COMPANY

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Stockholders of S&W Seed Company

January [   ], 2016

Dear Holder of S&W Seed Company Convertible Notes and/or Warrants:

This letter is being distributed by S&W Seed Company, a Nevada corporation (the "Company") to all holders of record of the Company's 8% secured convertible promissory notes (the "Notes") and accompanying warrants (the "Warrants," and together with the Notes, the "December 2014 Securities") as of 5:00 p.m., New York City time, on January [   ], 2016 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of the Company's common stock, $0.001 par value (the "Common Stock"). Pursuant to Section 5(d) of the Notes and Section 3(e) of the Warrants, you are entitled to participate in the Rights Offering, together with the holders of Common Stock, on an as converted and/or as exercised basis.

The Rights and Common Stock are described in the accompanying offering prospectus covering the Rights and the shares of Common Stock issuable upon their exercise dated January [   ], 2016 (the "Prospectus"). In the Rights Offering, the Company is offering up to an aggregate of 1,923,077 shares of Common Stock pursuant to the Basic Subscription Privilege defined below; however, the Company potentially may issue up to 2,500,000 shares of its Common Stock in this Rights Offering under the circumstances described below and in the Prospectus.

In connection with this Rights Offering, we will be offering an aggregate of 576,923 shares of Common Stock, which equals 30% of the 1,923,077 shares allocated to the Basic Subscription Privilege, to all holders of the December 2014 Securities as of the Record Date. This offering will be made in exchange for an agreement by the security holders to waive the 30% participation right provided in Section 4.12 of the December 30, 2014 Securities Purchase Agreement, which agreement will enable the Company to conduct this Rights Offering as described in the Prospectus. Those shares will be offered in a separate offering to the Noteholders and Warrantholders, at the Rights Offering price, immediately after the expiration of the subscription rights period (the "Noteholder Offering"). The Noteholder Offering will be conducted over a four business days period, similar to the participation rights timing of Section 4.12 of the Securities Purchase Agreement. Any shares not purchased in the Noteholder Offering will be included with the unsubscribed shares from the Basic Subscription Privilege and made available for over-subscriptions, as described below.

As described in the Prospectus, you will receive 0.0937646 subscription Rights for each share of Common Stock you would be deemed to own if your Notes were converted and/or your Warrants exercised as of 5:00 p.m., New York City time, on the Record Date. The Rights are evidenced by a non-transferable Rights certificate (the "Rights Certificate") registered in your name and will cease to have any value as of 5:00 p.m., New York City time, on February [   ], 2016, unless extended (the "Expiration Time"). The total number of Rights issued to you will be rounded down to the nearest whole number. Each whole Right allows you to subscribe for one share of Common Stock (the "Basic Subscription Privilege") at the cash price of $4.15 per share (the "Subscription Price").

In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an Over-Subscription Privilege (the "Over-Subscription Privilege"). The Over-Subscription Privilege will allow you to purchase a portion of any shares of Common Stock that are not purchased by Rights Holders through the exercise of their Basic Subscription Privileges, together with the shares not purchased in the Noteholder Offering (the "Unsubscribed Shares"). In no event, however, will the Company issue a number of shares in excess of 2,500,000 pursuant to the exercise of Basic Subscription Privileges, the Noteholder Offering and the Over-Subscription Privileges.

The Rights will expire and be of no value, if not exercised prior to the Expiration Time.

You will be required to submit payment in full for all the shares you wish to buy with your Basic Subscription Privilege and Over-Subscription Privilege prior to the Expiration Time. The Company can provide no assurances that you will in fact be able to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full or at all. The Company will not be able to satisfy your exercise of the Over-Subscription Privilege if the Rights Offering and the Noteholder Offering are both subscribed in full, which would mean that the entire 2,500,000 shares of Common Stock allotted for the Rights Offering and the Noteholder Offering had been subscribed for. The Company will honor the Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privilege and the completion of the Noteholder Offering. To the extent the number of the Unsubscribed Shares is not sufficient to satisfy all of the properly exercised Over-Subscription Privilege requests, then the Unsubscribed Shares will be prorated among those who properly exercised their Over-Subscription Privilege based on the number of shares each Rights Holder subscribed for under the Over-Subscription Privilege, subject to the limitations discussed below.

As soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Rights Offering, as described in the Prospectus, have been effected, any excess subscription payment received by Transfer Online, Inc. (the "Subscription Agent") will be returned to you, without interest.

Enclosed are copies of the following documents:
1.	The Prospectus;
2.	A Rights Certificate evidencing the Rights for which you are the holder of record;
3.	Instructions as to the Use of S&W Seed Company Rights Certificates (including a Request for Taxpayer Identification Number and Certification on Form W-9 and General Instructions); and
4.	A return envelope addressed to Transfer Online, Inc., the Subscription Agent.

Your prompt action is requested. To exercise your Rights, you must promptly deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

A Rights Holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from, and any questions or requests for assistance concerning the Rights Offering should be directed to, the subscription agent/information agent, Transfer Online, Inc., at 877-901-6475.

You will receive separate communications regarding the Noteholder Offering on or about the Expiration Time of the Rights Offering.

Very truly yours,

S&W Seed Company